Exhibit 99.1

  KELLY MCKNIGHT-GOELZ JOINS UNILENS VISION AS EXECUTIVE DIRECTOR OF MARKETING
                                    AND SALES

     LARGO, Fla., Jan. 4 /PRNewswire-FirstCall/ -- Unilens Vision Inc. (OTC Bulletin Board: UVICF) (TSX Venture Exchange: UVI), which through its wholly owned subsidiary, Unilens Corp., USA, develops, manufactures, distributes and markets specialty contact lenses, today announced the appointment of Kelly McKnight-Goelz to the position of Executive Director of Marketing and Sales. McKnight-Goelz has been granted incentive stock options for 20,000 common shares at an exercise price of $2.07 U.S. per share for a period of five years. Shares issued on exercise of options are restricted from trading during the four-month period subsequent to the date of grant.

     McKnight-Goelz has over 15 years' experience in marketing and sales management positions with companies that have enjoyed double digit sales growth, year over year. Her background includes extensive experience within the medical, nutraceutical, pharmaceutical, retail, publishing and advertising industries. Prior to joining Unilens Vision, McKnight-Goelz was the Vice President of Marketing and New Product Development for Renew Life Formulas, Inc., the leading digestive care product company in the nutraceutical/natural products industry with SKUs available in over 4,000 retail outlets and practitioner offices throughout the United States and Canada. She also served as Vice President for Impact Publishing and Director of Operations for Power- Pak Communications, where she worked on the Bausch and Lomb account. McKnight-Goelz earned her Bachelor's degree (cum laude) from the University of South Florida.

     About Unilens Vision Inc. -- "The Eye Care Professional's Specialty Contact Lens Company"

     Established in 1989, Unilens Vision Inc. ("Unilens"), through its wholly owned subsidiary Unilens Corp., USA, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at http://www.unilens.com .

     Unilens Vision Inc. is headquartered in Vancouver, Canada, and its operating headquarters is located in Largo, Florida. The Company's common stock is listed on the OTC Bulletin Board under the symbol "UVICF" and on the TSX Venture Exchange under the symbol "UVI."

     The information contained in this news release, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company's most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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                   For additional information, please contact:

            Michael Pecora, CFO, Unilens Corp., USA at (727) 544-2531

SOURCE  Unilens Vision Inc.
    -0-                             01/04/2005
    /CONTACT: Michael Pecora, CFO, Unilens Corp., USA, +1-727-544-2531/ /Web site: http://www.unilens.com